UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

——————

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

——————

SMARTVIDEO TECHNOLOGIES, INC.
(Name of Subject Company (issuer))

SMARTVIDEO TECHNOLOGIES, INC. (Issuer and Offeror)
(Name of Filing Person (identifying Status as Offeror, Issuer or Other Person))

Warrants to Purchase Common Stock
Having an Exercise Price of $6.50, $5.50, $5.00, $4.30,
$3.50, $2.50, $2.10, $2.00, $1.50
$1.25, $1.00 and $0.75 Per Share
(Title of Classes of Securities)

831698 10 5
(CUSIP Number of Class of Securities (Underlying Common Stock))

David R. Ross
Interim Chief Executive Officer
SmartVideo Technologies, Inc.
3505 Koger Boulevard, Suite 400
Duluth, Georgia 30096
(770) 279-3100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

——————

Copy to:

Elizabeth H. Noe, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E., Suite 2400
Atlanta, Georgia 30308
(404) 815-2400
Fax: (404) 815-2424

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee (2)
$9,069,031	$970.38

(1)

Underlying value of transaction computed pursuant to Exchange Act Rule 0-11: The filing fee was determined based upon the sum of: (A) 450,000 shares of Common Stock underlying outstanding $6.50 warrants multiplied by a $0.33 per share exercise price; (B) 375,000 shares of Common Stock underlying outstanding $5.50 warrants multiplied by a $0.33 per share exercise price; (C) 275,000 shares of Common Stock underlying outstanding $5.00 warrants multiplied by a $0.33 per share exercise price; (D) 150,000 shares of Common Stock underlying outstanding $4.30 warrants multiplied by a $0.33 per share exercise price; (E) 167,172 shares of Common Stock underlying outstanding $3.50 warrants multiplied by a $0.33 per share exercise price; (F) 7,388,000 shares of Common Stock underlying outstanding $2.50 warrants multiplied by a $0.30 per share exercise price; (G) 370,000 shares of Common Stock underlying outstanding $2.10 warrants multiplied by a $0.28 per share exercise price; (H) 534,783 shares of Common Stock underlying outstanding $2.00 warrants multiplied by a $0.31 per share exercise price; (I) 534,783 shares of Common Stock underlying outstanding $1.50 warrants multiplied by a $0.29 per share exercise price; (J) 20,617,991 shares of Common Stock underlying outstanding $1.25 warrants multiplied by a $0.25 per share exercise price; (K) 1,739,130 shares of Common Stock underlying outstanding $1.00 warrants multiplied by a $0.26 per share exercise price; and (L) 1,608,290 shares of Common Stock underlying outstanding $.75 warrants multiplied by a $0.22 per share exercise price.

(2)

The amount of the filing fee equals $107.00 per million dollars of the value of the transaction

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing party:	Not Applicable
Date filed:	Not Applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d1.
☒	issuer tender offer subject to Rule 13e 4.
☐	going private transaction subject to Rule 13e 3.
☐	amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

Item 1. Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Amend and Exchange dated as of March 9, 2007 (the “Offer to Amend and Exchange”), attached hereto as Exhibit (a)(1)(B), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is SmartVideo Technologies, Inc., a Delaware corporation (the “Company”). The address of its principal executive offices is 3505 Koger Boulevard, Suite 400, Duluth, Georgia 30096. The telephone number of its principal executive offices is (770) 279-3100.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of all currently outstanding classes of warrants to purchase shares of the Company’s common stock, par value $.001 per share (except that warrant class having an exercise price of $1.40 which remain subject to certain performance-related milestones), the opportunity to voluntarily amend their warrants upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively. As of March 9, 2007, there were twelve classes of outstanding warrants eligible to participate in this offer, representing the right to purchase an aggregate of 34,210,149 shares of the Company’s common stock with exercise prices ranging from $.75 per share to $6.50 per share. The information set forth in the Offer to Amend and Exchange under Section 2 (“Eligibility”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend and Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference. No trading market exists for the warrants.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company’s Directors and Executive Officers as of March 9, 2007 are listed in the table below.

Name	Title

David R. Ross	President and Interim Chief Executive Officer
William J. Loughman	Vice President of Finance and Chief Financial Officer
Ronald A. Warren	Vice President of Investor Relations, Corporate Communications and Secretary
Scott Hughes	Chief Technology Officer
Tony Novia	Senior Vice President – Content & Distribution
Tom Parrish	Senior Vice President – Business Development
John E. Abdo	Director
Michael E. Criden	Director
Glenn H. Singer	Director
Justin A. Stanley, Jr.	Director
David Oros	Director

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Exchange of Warrants for Amended Warrants Exercisable Concurrently with Offer Period”), Section 4 (“Procedures for Tendering Warrants”), Section 5 (“Acceptance of Warrants and Amended Warrants Exercisable Concurrently with Offer Period; Issuance of Shares”), Section 6 (“Extension of Offer; Termination; Amendment”), Section 9 (“Source and Amount of Consideration; Description of Warrants”) and Section 13 (“Certain Material United States Federal Income Tax Consequences”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend and Exchange under Section 5 (“Acceptance of Warrants and Amended Warrants Exercisable Concurrently with Offer Period; Issuance of Shares”) and Section 9 (“Source and Amount of Consideration; Description of Warrants”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”) and Section 10 (“Information Concerning SmartVideo”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Amend and Exchange under Section 9 (“Source and Amount of Consideration; Description of Warrants”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) We did not retain any person for the purpose of soliciting eligible warrantholders to tender their warrants pursuant to the Offer to Amend and Exchange. We engaged Adams Capital, Inc. to provide the initial valuation services regarding our outstanding warrants and paid them a fee of $12,000.00

Item 10. Financial Statements.

(a) The following information is incorporated herein by reference:

(1) the information set forth in Part II Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, previously filed with the Securities and Exchange Commission on March 28, 2006 and the information set forth in the Offer to Amend and Exchange under Section 15 (“Additional Information”);

(2) the information set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 6, 2006 and the information set forth in the Offer to Amend and Exchange under Section 15 (“Additional Information”);

(4) As of September 30, 2006, the book value per share of the Company’s Common Stock was $0.14.

The information incorporated herein by reference is available over the internet at the World Wide Web site of the SEC at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting Ron Warren at the Company at (770) 279-3100.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”), Section 12 (“Legal Matters; Regulatory Approval”) and Section 15 (“Additional Information”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1)(A)

Letter to Holders of Certain Warrants.

(a)(1)(B)

Offer to Amend and Exchange dated March 9, 2007.

(a)(1)(C)

Form of Election Form.

(a)(1)(D)

Form of Withdrawal Form.

(a)(1)(E)

Instructions to Election Form and Withdrawal Form.

(b)

Not applicable.

(d)(1)

Securities Purchase Agreement, dated as of March 29, 2005, incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(2)

Subscription Agreement, dated as of December 31, 2004, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(3)

Registration Rights Agreement, dated as of March 29, 2005, incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(4)

Registration Rights Agreement, dated as of December 31, 2004, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(5)

Registration Rights Agreement, dated as of November 29, 2004, between SmartVideo Technologies, Inc. and Interim CFO Solutions LLC, incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(6)

Form of Registration Rights Agreement, incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

(d)(7)

Amendment No. 1 to Securities Purchase Agreement dated March 29, 2005 between SmartVideo Technologies, Inc. and Forte Capital Partners, LLC, incorporated by reference to Exhibit 4.7 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(8)

Form of warrant issued to each purchaser in the March 2005 private placement, incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(9)

Form of callable warrant issued to each purchaser in the December 2004 private placement, incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(10)

Warrant issued to Interim CFO Solutions LLC to purchase 100,000 shares of common stock at $1.50 per share, incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(11)

Warrant issued to Interim CFO Solutions LLC to purchase 100,000 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(12)

Warrant issued to Interim CFO Solutions LLC to purchase 1,739,130 units, incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(13)

Form of Warrant issued to Interim CFO Solutions LLC to purchase 434,783 shares of common stock at $1.50 per share, incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(14)

Form of Warrant issued to Interim CFO Solutions LLC to purchase 434,783 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(15)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 150,000 shares of common stock at $4.30, incorporated by reference to Exhibit 4.15 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(16)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 275,000 shares of common stock at $5.00, incorporated by reference to Exhibit 4.16 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(17)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 375,000 shares of common stock at $5.50, incorporated by reference to Exhibit 4.17 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(18)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 450,000 shares of common stock at $6.50, incorporated by reference to Exhibit 4.18 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(19)

Form of $1.75 warrant issued to each purchaser in the October 2005 private placement, incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on November 4, 2005 (the “November 2005 Form 8-K.”).

(d)(20)

Form of $2.00 warrant issued to each purchaser in the October 2005 private placement, incorporated by reference to Exhibit 4.1 to the November 2005 Form 8-K.

(d)(21)

Form of Warrant, incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(22)

Securities Purchase Agreement dated July 7, 2006 between the Registrant and the investors party thereto, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(23)

Registration Rights Agreement dated July 7, 2006 between the Registrant and the investors party thereto, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(24)

Convertible Promissory Note dated September 26, 2005 issued to Glenn Singer, incorporated by reference to Exhibit 10.4 to the November 2005 Form 8-K.

(d)(25)

Warrant issued to Glenn Singer to purchase 33,333 shares of common stock at $2.00 per share, incorporated by reference by Exhibit 10.5 to the November 2005 Form 8-K.

(d)(26)

Convertible Promissory Note issued to Michael E. Criden dated September 26, 2005, incorporated by reference to Exhibit 10.6 to the November 2005 Form 8-K.

(d)(27)

Warrant issued to Michael E. Criden to purchase 33,333 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 10.7 to the November 2005 Form 8-K.

(d)(28)

Convertible Promissory Note dated October 19, 2005 issued to GHS Holdings Limited Partnership, incorporated by reference to Exhibit 10.8 to the November 2005 Form 8-K.

(d)(29)

Warrant issued to GHS Holdings Limited Partnership to purchase 66,667 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 10.9 to the November 2005 Form 8-K.

(d)(30)

Convertible Promissory Note dated October 19, 2005 issued to Michael E. Criden, incorporated by reference to Exhibit 10.10 to the November 2005 Form 8-K.

(d)(31)

Warrant issued to Michael E. Criden to purchase 66,667 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 10.11 to the November 2005 Form 8-K.

(d)(32)

Waiver of Second Closing Conditions under the Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on December 7, 2005.

(d)(33)

Settlement Agreement, dated January 30, 2006, among KC Ventures, Inc., Richard Seifert, SmartVideo Technologies, Inc. and OVT, Inc., incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on January 31, 2006.

(d)(34)

Consulting Agreement, dated January 27, 2006, among Growth Consultants, LLC, N. John Simmons, Jr., and the Registrant, incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed on February 3, 2006.

(d)(35)

Employment Agreement dated as of February 28, 2006, between the Registrant and David Ross, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on March 6, 2006.

(d)(36)

Agreement dated April 14, 2006, among the Registrant, OVT, Inc., Richard E. Bennett, Jr., Robert J. Walters and William R. Dunavant, incorporated by reference to Exhibit 10.13 to Post Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed on April 19, 2006 (SEC File No. 333-124918).

(d)(37)

Settlement and Release Agreement dated June 8, 2006 between the Registrant and Enable Growth Partners, LP, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on June 13, 2006.

(d)(38)

Interim Executive Services Agreement dated March 20, 2006 between the Registrant and Tatum, LLC, incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(39)

Securities Purchase Agreement dated July 17, 2006 among the Registrant and the investors listed on the Schedule of Buyers, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(40)

Registration Rights Agreement entered into as of July 17, 2006 among the Registrant and the investor signatory thereto, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(41)

Form of $2.50 warrant issued to each purchaser in the July 17, 2006 private placement, incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on July 21, 2006.

(d)(42)

Employment Agreement, dated as of June 12, 2006, between the Registrant and Tom Parrish, incorporated by reference to Exhibit 10.19 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(43)

Employment Agreement, dated as of June 30, 2006, between the Registrant and Tracy Caswell, incorporated by reference to Exhibit 10.20 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(44)

First Amendment to Tracy Culver Caswell’s June 30th, 2006 Executive Employment Agreement, dated as of July 25, 2006, between the Registrant and Tracy Caswell, incorporated by reference to Exhibit 10.21 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(45)

Master Development Agreement dated July 24, 2006, between Skyward Mobile, LLC and the Registrant, incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(46)

Master Consulting Agreement, between James Morrison and the Registrant dated July 24, 2006, incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(47)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(48)

Letter Agreement dated August 22, 2006, between Joseph S. Johnson and the Registrant, incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(49)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(50)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(51)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(52)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(53)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(54)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(55)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(56)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(57)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(58)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(59)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.36 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(60)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(61)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(62)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(63)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(64)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(65)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(66)

Smart Video Technologies, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit B to the Registrant’s proxy statement on Schedule 14A filed on July 21, 2004.

(d)(67)

Smart Video Technologies, Inc. 2005 Stock Incentive Plan, incorporated by reference to Annex A to the Registrant’s proxy statement on Scheduled 14A filed with the SEC on January 19, 2006.

(d)(68)

Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(69)

Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(70)

Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(71)

Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(72)

General Release and Settlement Agreement dated January 11, 2007 by and between SmartVideo™ Technologies, Inc. d/b/a uVuMobile™ and the claimant parties signatory thereto, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on January 17, 2006.

(d)(73)

Registration Rights Agreement dated January 11, 2007 by and between SmartVideo™ Technologies, Inc. d/b/a uVuMobile™ and the investors signatory thereto, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on January 17, 2006.

(d)(74)

Letter dated July 7, 2006 regarding extension of the Growth Consultants, LLC Consulting Agreement, incorporated by reference from Exhibit 10.4 to the Registrant’s Form 10-Q filed on November 6, 2006

(d)(75)

Consulting Agreement, dated November 1, 2006, among Centurion Investments and Holding Company, and the Registrant, incorporated by reference to Exhibit 10.52 to the Registrant’s Form S-1 filed February 9, 2007 (SEC File No. 333-140556).

(d)(76)

Redeemable Warrant to Purchase 150,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.50 per share issued to William B. Bandy and dated November 12, 2003. *

(d)(77)

Redeemable Warrant to Purchase 13,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.50 per share issued to Christopher V. Devone and dated November 12, 2003. *

(d)(78)

Redeemable Warrant to Purchase 25,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.50 per share issued to Christopher V. Devone and dated October 30, 2003. *

(d)(79)

Redeemable Warrant to Purchase 350,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.10 per share issued to Dale Financial Consulting Services, Attn: Dick Newburg and dated February 28, 2006. *

(d)(80)

Registration Rights Agreement dated February 28, 2006 between Smartvideo Technologies, Inc. and Dale Financial Consulting Services. *

(d)(81)

Redeemable Warrant to Purchase 20,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.10 per share issued to Al Mahesh and dated February 28, 2006. *

(d)(82)

Registration Rights Agreement dated February 28, 2006 between Smartvideo Technologies, Inc. and Al Mahesh. *

(d)(83)

Smartvideo Technologies, Inc. 2004 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003.

(d)(84)

Notice of Redemption of Redeemable Warrants, incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed on February 10, 2006.

(d)(85)

Notice of Redemption of Redeemable Warrants, incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K filed on February 10, 2006.

(d)(86)

Notice of Redemption of Redeemable Warrants, incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K filed on February 10, 2006.

——————

*

Filed herewith

**

Certain confidential information contained in the document filed has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

(g)

Not applicable.

(h)

Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SMARTVIDEO TECHNOLOGIES, INC.

	By:	/s/ David R. Ross
David R. Ross Interim Chief Executive Officer

Date: March 9, 2007

INDEX TO EXHIBITS

(a)(1)(A)

Letter to Holders of Certain Warrants.

(a)(1)(B)

Offer to Amend and Exchange dated March 9, 2007.

(a)(1)(C)

Form of Election Form.

(a)(1)(D)

Form of Withdrawal Form.

(a)(1)(E)

Instructions to Election Form and Withdrawal Form.

(d)(1)

Securities Purchase Agreement, dated as of March 29, 2005, incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(2)

Subscription Agreement, dated as of December 31, 2004, incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(3)

Registration Rights Agreement, dated as of March 29, 2005, incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(4)

Registration Rights Agreement, dated as of December 31, 2004, incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(5)

Registration Rights Agreement, dated as of November 29, 2004, between SmartVideo Technologies, Inc. and Interim CFO Solutions LLC, incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(6)

Form of Registration Rights Agreement, incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

(d)(7)

Amendment No. 1 to Securities Purchase Agreement dated March 29, 2005 between SmartVideo Technologies, Inc. and Forte Capital Partners, LLC, incorporated by reference to Exhibit 4.7 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(8)

Form of warrant issued to each purchaser in the March 2005 private placement, incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(9)

Form of callable warrant issued to each purchaser in the December 2004 private placement, incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(10)

Warrant issued to Interim CFO Solutions LLC to purchase 100,000 shares of common stock at $1.50 per share, incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(11)

Warrant issued to Interim CFO Solutions LLC to purchase 100,000 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(12)

Warrant issued to Interim CFO Solutions LLC to purchase 1,739,130 units, incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(13)

Form of Warrant issued to Interim CFO Solutions LLC to purchase 434,783 shares of common stock at $1.50 per share, incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(14)

Form of Warrant issued to Interim CFO Solutions LLC to purchase 434,783 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

(d)(15)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 150,000 shares of common stock at $4.30, incorporated by reference to Exhibit 4.15 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(16)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 275,000 shares of common stock at $5.00, incorporated by reference to Exhibit 4.16 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(17)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 375,000 shares of common stock at $5.50, incorporated by reference to Exhibit 4.17 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(18)

Warrant issued to Trilogy Capital Partners, Inc. to purchase 450,000 shares of common stock at $6.50, incorporated by reference to Exhibit 4.18 to the Registrant’s May 2005 Registration Statement on Form SB-2 (SEC File No. 333-124918).

(d)(19)

Form of $1.75 warrant issued to each purchaser in the October 2005 private placement, incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on November 4, 2005 (the “November 2005 Form 8-K.”).

(d)(20)

Form of $2.00 warrant issued to each purchaser in the October 2005 private placement, incorporated by reference to Exhibit 4.1 to the November 2005 Form 8-K.

(d)(21)

Form of Warrant, incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(22)

Securities Purchase Agreement dated July 7, 2006 between the Registrant and the investors party thereto, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(23)

Registration Rights Agreement dated July 7, 2006 between the Registrant and the investors party thereto, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(24)

Convertible Promissory Note dated September 26, 2005 issued to Glenn Singer, incorporated by reference to Exhibit 10.4 to the November 2005 Form 8-K.

(d)(25)

Warrant issued to Glenn Singer to purchase 33,333 shares of common stock at $2.00 per share, incorporated by reference by Exhibit 10.5 to the November 2005 Form 8-K.

(d)(26)

Convertible Promissory Note issued to Michael E. Criden dated September 26, 2005, incorporated by reference to Exhibit 10.6 to the November 2005 Form 8-K.

(d)(27)

Warrant issued to Michael E. Criden to purchase 33,333 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 10.7 to the November 2005 Form 8-K.

(d)(28)

Convertible Promissory Note dated October 19, 2005 issued to GHS Holdings Limited Partnership, incorporated by reference to Exhibit 10.8 to the November 2005 Form 8-K.

(d)(29)

Warrant issued to GHS Holdings Limited Partnership to purchase 66,667 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 10.9 to the November 2005 Form 8-K.

(d)(30)

Convertible Promissory Note dated October 19, 2005 issued to Michael E. Criden, incorporated by reference to Exhibit 10.10 to the November 2005 Form 8-K.

(d)(31)

Warrant issued to Michael E. Criden to purchase 66,667 shares of common stock at $2.00 per share, incorporated by reference to Exhibit 10.11 to the November 2005 Form 8-K.

(d)(32)

Waiver of Second Closing Conditions under the Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on December 7, 2005.

(d)(33)

Settlement Agreement, dated January 30, 2006, among KC Ventures, Inc., Richard Seifert, SmartVideo Technologies, Inc. and OVT, Inc., incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on January 31, 2006.

(d)(34)

Consulting Agreement, dated January 27, 2006, among Growth Consultants, LLC, N. John Simmons, Jr., and the Registrant, incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed on February 3, 2006.

(d)(35)

Employment Agreement dated as of February 28, 2006, between the Registrant and David Ross, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on March 6, 2006.

(d)(36)

Agreement dated April 14, 2006, among the Registrant, OVT, Inc., Richard E. Bennett, Jr., Robert J. Walters and William R. Dunavant, incorporated by reference to Exhibit 10.13 to Post Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed on April 19, 2006 (SEC File No. 333-124918).

(d)(37)

Settlement and Release Agreement dated June 8, 2006 between the Registrant and Enable Growth Partners, LP, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on June 13, 2006.

(d)(38)

Interim Executive Services Agreement dated March 20, 2006 between the Registrant and Tatum, LLC, incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(39)

Securities Purchase Agreement dated July 17, 2006 among the Registrant and the investors listed on the Schedule of Buyers, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(40)

Registration Rights Agreement entered into as of July 17, 2006 among the Registrant and the investor signatory thereto, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on July 21, 2006.

(d)(41)

Form of $2.50 warrant issued to each purchaser in the July 17, 2006 private placement, incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on July 21, 2006.

(d)(42)

Employment Agreement, dated as of June 12, 2006, between the Registrant and Tom Parrish, incorporated by reference to Exhibit 10.19 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(43)

Employment Agreement, dated as of June 30, 2006, between the Registrant and Tracy Caswell, incorporated by reference to Exhibit 10.20 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(44)

First Amendment to Tracy Culver Caswell’s June 30th, 2006 Executive Employment Agreement, dated as of July 25, 2006, between the Registrant and Tracy Caswell, incorporated by reference to Exhibit 10.21 of the Registrant’s Registration Statement on Form S-1/A filed on July 26, 2006 (SEC File No. 333-135532).

(d)(45)

Master Development Agreement dated July 24, 2006, between Skyward Mobile, LLC and the Registrant, incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(46)

Master Consulting Agreement, between James Morrison and the Registrant dated July 24, 2006, incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(47)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(48)

Letter Agreement dated August 22, 2006, between Joseph S. Johnson and the Registrant, incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(49)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(50)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(51)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(52)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(53)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(54)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(55)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(56)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(57)

Redeemable Warrant issued to Skyward Mobile, LLC, incorporated by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(58)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(59)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.36 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(60)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(61)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(62)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(63)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(64)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(65)

Redeemable Warrant issued to James Morrison, incorporated by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034). **

(d)(66)

Smart Video Technologies, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit B to the Registrant’s proxy statement on Schedule 14A filed on July 21, 2004.

(d)(67)

Smart Video Technologies, Inc. 2005 Stock Incentive Plan, incorporated by reference to Annex A to the Registrant’s proxy statement on Scheduled 14A filed with the SEC on January 19, 2006.

(d)(68)

Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(69)

Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(70)

Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(71)

Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form S-1/A filed on September 27, 2006 (SEC File No. 333-137034).

(d)(72)

General Release and Settlement Agreement dated January 11, 2007 by and between SmartVideo™ Technologies, Inc. d/b/a uVuMobile™ and the claimant parties signatory thereto, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on January 17, 2006.

(d)(73)

Registration Rights Agreement dated January 11, 2007 by and between SmartVideo™ Technologies, Inc. d/b/a uVuMobile™ and the investors signatory thereto, incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on January 17, 2006.

(d)(74)

Letter dated July 7, 2006 regarding extension of the Growth Consultants, LLC Consulting Agreement, incorporated by reference from Exhibit 10.4 to the Registrant’s Form 10-Q filed on November 6, 2006.

(d)(75)

Consulting Agreement, dated November 1, 2006, among Centurion Investments and Holding Company, and the Registrant, incorporated by reference to Exhibit 10.52 to the Registrant’s Form S-1 filed February 9, 2007 (SEC File No. 333-140556).

(d)(76)

Redeemable Warrant to Purchase 150,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.50 per share issued to William B. Bandy and dated November 12, 2003. *

(d)(77)

Redeemable Warrant to Purchase 13,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.50 per share issued to Christopher V. Devone and dated November 12, 2003. *

(d)(78)

Redeemable Warrant to Purchase 25,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.50 per share issued to Christopher V. Devone and dated October 30, 2003. *

(d)(79)

Redeemable Warrant to Purchase 350,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.10 per share issued to Dale Financial Consulting Services, Attn: Dick Newburg and dated February 28, 2006. *

(d)(80)

Registration Rights Agreement dated February 28, 2006 between Smartvideo Technologies, Inc. and Dale Financial Consulting Services. *

(d)(81)

Redeemable Warrant to Purchase 20,000 Shares of the Common Stock of Smartvideo Technologies, Inc. for $2.10 per share issued to Al Mahesh and dated February 28, 2006. *

(d)(82)

Registration Rights Agreement dated February 28, 2006 between Smartvideo Technologies, Inc. and Al Mahesh. *

(d)(83)

Smartvideo Technologies, Inc. 2004 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003.

(d)(84)

Notice of Redemption of Redeemable Warrants, incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed on February 10, 2006.

(d)(85)

Notice of Redemption of Redeemable Warrants, incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K filed on February 10, 2006.

(d)(86)

Notice of Redemption of Redeemable Warrants, incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K filed on February 10, 2006.

——————

*

Filed herewith

**

Certain confidential information contained in the document filed has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.